United States securities and exchange commission logo





                              June 22, 2021

       Zhigeng (David) Fu
       Chief Executive Officer
       GreenVision Acquisition Corp.
       One Penn Plaza 36th Floor
       New York, NY 10019

                                                        Re: GreenVision
Acquisition Corp.
                                                            Amendment No. 1 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed June 9, 2021
                                                            File No. 001-39136

       Dear Mr. Fu:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 6, 2021 letter.

       Amendment No. 1 to Preliminary Proxy on Schedule 14A Filed June 9, 2021

       Following the closing of the Business Combination, what percentage of the combined company will the former GVAC public stockholders own?, page 3

   1.                                                   Here and elsewhere, as
applicable, please disclose the sponsor and its affiliates    total
                                                        potential ownership
interest in the combined company, assuming exercise and conversion of all securities. In
this regard, we note that you have excluded the warrants that will be convertible into common
stock of the combined company.
       Risk Factors, page 40

   2. Please disclose the material risks to unaffiliated investors presented by taking
                                                        Helbiz public through a
merger rather than an underwritten offering. These risks could include the absence of
due diligence conducted by an underwriter that would be subject to
 Zhigeng (David) Fu
FirstName  LastNameZhigeng
GreenVision  Acquisition Corp.(David) Fu
Comapany
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         liability for any material misstatements or omissions in a registration statement.
Redemption Rights, page 83

3. We note your revised disclosure in response to comment 7 that stockholders who acquire shares after the record date "may not" be able to redeem their shares upon consummation of the business combination. Please further revise here, and elsewhere in your filing, including the letter to stockholders, to unequivocally state that stockholders who acquire shares after the record date will not be able to redeem their shares or tell us why you believe the "may not" characterization is appropriate.
Background to Negotiations with Helbiz, page 96

4. We note your revised disclosure in response to comments 8 and 10. Please clarify which party proposed the $300,000,000 valuation that was agreed upon in the LOI and ultimately used for the transaction, and provide more detail regarding the related valuation discussions that occurred during the negotiation of both the letter of intent and the merger agreement. We also note your disclosure that Colliers ultimately recommended the amount of consideration to be paid by GVAC, yet the $300,000,000 valuation appears to have been determined on December 6, 2021, before GVAC had engaged Colliers. In view of this, please tell us why you believe it is appropriate to say that Colliers ultimately recommended the amount of the consideration.
5. Please disclose the reasons GVAC's board decided to obtain a fairness opinion from
         Colliers. Please also include disclosure noting that the fairness opinion addresses fairness to all shareholders as a group as opposed to only those shareholders unaffiliated with your sponsor or its affiliates.
6. We note your revised disclosure in response to comment 11. Please disclose who selected the potential PIPE investors and what relationships the PIPE investors had to GVAC, your
         Sponsor, Helbiz and its affiliates, and the placement agent, if any.
7. Please describe in more detail Ladenburg Thalmann's role in the negotiations. To the extent that GVAC engaged a financial advisor other than Colliers that participated in the negotiations, please include comparable disclosure for such advisor. Lastly, please identify by name the advisor that acted as placement agent for the PIPE transaction.
8. We note the investor presentation filed as Exhibit 99.2 to the Form 8-K which GVAC filed on February 8, 2021 that includes similar valuation analyses to the analyses discussed on pages 103-107 of your filing. Please tell us whether the analyses included in the presentation are different than the analyses described in your filing. If so, please tells us whether the board considered these analyses as a factor in recommending that the
         GVAC shareholders approve the transaction and include the additional analyses in the filing. If the analyses are different than those discussed in the filing and the board did not consider them, please tell us why and explain the material differences in the analyses included in the investor presentation as compared to the proxy disclosure. Please also
 Zhigeng (David) Fu
FirstName  LastNameZhigeng
GreenVision  Acquisition Corp.(David) Fu
Comapany
June       NameGreenVision Acquisition Corp.
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         disclose who prepared the presentation, and to the extent a placement agent or financial advisor prepared the presentation and provided it to GVAC, please include the information required by Item 1015(b) of Regulation M-A. Please also provide comparable disclosure regarding the projections included in the investor presentation.
GreenVision's Board of Directors' Reasons for the Approval of the Business Combination, page
101

9. Please discuss whether the board took into account the valuation of Helbiz and the consideration to be paid to its stockholders in the transaction in recommending the transaction and, if not, why not.
Certain Helbiz Projected Financial Information, page 107

10. Please disclose the date as of which the Helbiz projections were prepared and clarify the process used to prepare them.
11. Please disclose how and why the timeframe leading out to 2025 projected financial results was selected. Disclose whether or not the projections are in line with historic operating trends and, if not, explain why the change in trends is appropriate. With respect to the material assumptions underlying the projections discussed on page 107, please quantify the strategic transactions and the potential costs of such financing and any other relevant quantitative disclosure relating to the other assumptions, as applicable.
12. Please disclose the specific assumptions used to generate the revenue and vehicle forecasts in the table on page 110.
13.      We note the disclaimer on page 108 that    you are cautioned not to
rely on the projections
         in making a decision regarding the Business Combination" and on page 109 that
         "stockholders are cautioned not to place undue, if any, reliance on these projections." While it is acceptable to include qualifying language concerning subjective analyses, it is inappropriate to indicate that investors cannot rely on disclosure. Please revise accordingly
14. We note your cautionary statements on pages 108 and 109 regarding the Helbiz underperforming its revenue targets for 2021 and 2022. Please clarify whether such risk of underperformance extends to 2023, 2024 and 2025 as well.
Interests of Certain Persons in the Business Combination, page 110

15. We note your response to comment 18. In addition, please further revise your disclosure here and elsewhere in your filing, as applicable, to include:

                the approximate dollar value of the Sponsor   s ownership
interest in Helbiz based on
              the transaction value and recent trading prices as compared to the price paid; and
                a statement clarifying if the Sponsor can earn a positive rate of return on its investment, even if other GVAC shareholders experience a negative rate of return in
 Zhigeng (David) Fu
GreenVision Acquisition Corp.
June 22, 2021
Page 4
              the post-business combination company.
Non-GAAP Financial Measures
Contribution and Contribution Margin
Reconciliation of Non-GAAP Financial Measures, page 146

16. Please revise to reconcile the non-GAAP measures "contribution" and "contribution margin" to the most directly comparable GAAP measure which is gross profit. It is the staff's position that gross profit is the most comparable GAAP measure even though this measure has not been presented in the financial statements. Also, please explain why you believe it is appropriate to exclude recurring operating expenses including amortization of intangibles and fleet depreciation which are related to revenue-generating activities in computing these non-GAAP measures. Please also comply with this comment in your disclosures on pages 158 and 159. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.
17. Please revise to also present and discuss the most directly comparable measure GAAP measures "gross profit", "gross profit margin", "net income" and "net income margin" with equal or greater prominence than the non-GAAP measures "contribution", "contribution margin", "Adjusted EBITDA" and "Adjusted
EBITDA
         margin". Please also comply with this comment in the disclosure on pages 158 and 159.
         Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance
         and Disclosure Interpretations on Non-GAAP Financial Measures.
18. Your disclosure on page 146 indicates that contribution and contribution margin show the impact of Covid-19 restrictions during the first quarter of 2021. Please tell us the nature and amount of any adjustments for non-recurring operating expenses made in determining contribution and contribution margin which were made to reflect the impact of COVID-19. Also, please explain why you believe it is appropriate to adjust for non-
         recurring operating expenses such as the licensing of the Skip brand and Skip permits to operate e-scooters in Washington, DC. It appears these type of operating expenses are recurring, directly relate to your operations, and are necessary for your revenue generating activities. Refer to CF Disclosure Guidance Topic 9 for the use of COVID-19 related adjustments to determine Non-GAAP financial measures and Item 10(e)(1)(ii) of
         Regulation S-K.
Pro Forma Condensed Combined Balance Sheet, page 170

19. The amounts of common stock subject to redemption and total stockholders equity for
FirstName LastNameZhigeng (David) Fu
       GreenVision Acquisition Corp. do not agree to the amounts in this entity s March 31,
Comapany
       2021NameGreenVision     Acquisition
             restated balance sheet. Please Corp.
                                            revise this column of the pro forma
balance sheet so
       these
June 22, 2021amounts
               Page 4 agree to those in GreenVisions' restated March 31, 2021 balance sheet.
FirstName LastName
 Zhigeng (David) Fu
FirstName  LastNameZhigeng
GreenVision  Acquisition Corp.(David) Fu
Comapany
June       NameGreenVision Acquisition Corp.
     22, 2021
June 22,
Page 5 2021 Page 5
FirstName LastName
20. Reference is made to the ($58,967) adjustment to marketable securities held in the trust account included in the column "pro forma adjustments assuming maximum redemption".
         It appears that footnote 1(a) should be refenced to this adjustment rather than footnote
         (6). Please advise or revise as appropriate.
2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 173

21. Refer to footnotes (5) and (7) - Please reconcile the amounts disclosed in your footnotes to the amounts of the adjustments presented for the minimum and maximum redemption scenarios on the pro forma balance sheet at March 31, 2021.
22.      Refer to footnote (1)     Please revise footnote and adjustment (1) to
reflect the full
         reclassification of the $59 million reflected in the trust account at March 31, 2021 to cash.
         Also, a separate pro forma adjustment should be made to the pro forma balance sheet to
         reflect the redemption of 3,838,447 shares of GVAC   s common stock
that occurred on
         May 12, 2021. Footnotes and adjustment (5), (6) and (7) should be similarly revised.
GreenVision Acquisition Corporation Unaudited Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2021 and 2020
Notes to Condensed Consolidated Financial Statements
Note 1. Description of Organization and Business Operations
Liquidity and Going Concern, page F-37

23. You disclose that on May 12, 2021 the Company had holders of 3,838,447 shares of common stock properly exercise their right to redeem their shares for cash at a redemption price of approximately $10.21 per share for an aggregate redemption amount of
         $39,207,114, and $19,525,2018 remains in the trust account as of the date the funds were distributed. Please tell us and revise to disclose the amount of any additional redemptions that have occurred since May 12, 2021 and the date that they were funded from the trust account. Also, please disclose your expected ability to meet the minimum cash requirement of $15 million in order to close the business combination with Helbiz.
         Refer to ASC 855-10-50-2.
Helbiz Inc. Consolidated Financial Statements for the years ended December 31, 2020 and 2019
Consolidated Statements of Operations and Comprehensive Income, page F-56

24. As requested in comment 45, please revise your consolidated statement of operations for the years ended December 31, 2020 and 2019 to disclose the weighted average number of common shares outstanding that were used to compute basic and diluted earnings per share for each of these periods. Refer to the guidance in ASC 260-10-45. Also, please revise to disclose the number of securities that could potentially dilute basic earnings per share in the future but that were not included in the computation of diluted earnings per share for the periods presented because they were anti-dilutive. Refer to the guidance in
 Zhigeng (David) Fu
GreenVision Acquisition Corp.
June 22, 2021
Page 6
         ASC 260-10-50-1(c).
Notes to Consolidated Financial Statements
Note 10. Common Stocks
2020 CEO Performance Award, page F-81

25. In response to comment 41, you indicate that Helbiz considers the IPO Date as the grant date of the 2020 CEO Performance Award and that no award under the 2020 CEO
         Performance Award will be vested as a result of the planned merger transaction, which is inconsistent with the disclosure on page F-81 which indicates that the performance condition under the award will be satisfied on the effective date of a registration statement of the Company filed under the Securities Act for the Company's listing. Please revise your disclosure with regard to this matter so it is consistent with your response with respect to the vesting requirement for the performance condition for the 2020 CEO
         Performance Award.
General

26. Please revise your disclosure throughout the filing to address the impact of redemptions on the non-redeeming shareholders and all possible sources and the extent of dilution that shareholders who elected not to redeem their shares in connection with the May 12, 2021 vote to approve the Extension Amendment may experience in connection with the business combination, including:

             the impact on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including the current redemption level and the maximum redemption level. Please be sure to include this disclosure in the Notes to the Pro Forma Condensed Combined
           Financial Information on page 169;
           the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions;
           quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks to non-redeeming shareholders; and
           disclose the effective underwriting fee on a percentage basis for shares at each
FirstName LastNameZhigeng       (David) Fu
           redemption level presented   in your sensitivity analysis related to
dilution. In this
Comapany regard,
           NameGreenVision
                   we note thatAcquisition   Corp.
                                 it appears that underwriting fee remains
constant and is not
           adjusted
June 22, 2021 Page 6 based  on redemptions.
FirstName LastName
 Zhigeng (David) Fu
FirstName  LastNameZhigeng
GreenVision  Acquisition Corp.(David) Fu
Comapany
June       NameGreenVision Acquisition Corp.
     22, 2021
June 22,
Page 7 2021 Page 7
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro at 202-551-3273 or Linda Cvrkel at 202-551-3813 if
you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Jie Chengying Xiu, Esq.